FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Córdoba 111, 1054 AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes                    No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                    No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                    No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item:	Repo transaction with the Argentine Republic.

Buenos Aires, December 20, 2018

Securities and Exchange Commission

Relevant Information

BBVA Francés S.A. hereby informs that today, it has celebrated with the Argentine Republic, a repo transaction of “ARGENTINE BONDS IN US DOLLARS 8.75% 2024” (BONAR 2024) for a total amount of US$ 300,000,000 (three hundred million dollars) under the terms of the Resolution 36 (RESFC-2018-36-APN-SECH#MHA), dated on December 19, 2018, of the Secretary of Treasury and Public Finance.

Sincerely

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: December 20, 2018	By:	/s/ Ernesto Gallardo
		Name:	Ernesto Gallardo
		Title:	Chief Financial Officer